Exhibit 3.1

ROSS MILLER Secretary of State 204 North Carson Street, Suite 1 Carson City, Nevada 89701-4520 (775) 684 5708 Website: www.nvsos.gov

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

Filed in the office of	Document Number
20100780218-79
Filing Date and Time
Ross Miller	10/18/2010 8:30 AM
Secretary of State	Entity Number
State of Nevada	C21656-2002

USE BLACK INK ONLY — DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY
Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 — After Issuance of Stock)
1. Name of corporation:
Asia Electrical Power International Group Inc. (the “Corporation”).
2.	The articles have been amended as follows: (provide article numbers, if available)
The Articles of Incorporation of the Corporation are amended by revoking current Article III and adopting the following in substitution thereof: “Authorized Capital Stock. The authorized capital stock of the Corporation consists of Three Hundred Thousand (300,000) shares having a par value of one tenth of one cent ($.001) per share, divided into Two Hundred Ninety Thousand (290,000) shares of Common Stock and Ten Thousand (10,000) shares of Preferred Stock. Upon the effectiveness (the “Effective Time”) of the Certificate of Amendment to the Articles of Incorporation adding this sentence, each five hundred (500) shares of issued Common Stock, shall be combined and reclassified into one (1) fully-paid and nonassessable share of Common Stock; provided, however, that in lieu of any fractional interests in shares of Common Stock to which any shareholder who would be entitled only to receive such fractional interest (i.e., any shareholder owning fewer than 500 shares of Common Stock immediately prior to the Effective Time) would otherwise be entitled pursuant hereto (taking into account all shares of capital stock owned by such shareholder), the Corporation shall pay in cash for such fractional interest $0.068 per share held by such shareholder immediately prior to the Effective Time.”
3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:                70.8%
4. Effective date of filing: (optional)
(must not be later than 90 days after the certificate is filed)
5. Signature: (required)

/s/ Yulong Guo Signature of Officer

*	If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.
IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Amend Profit-After
Revised: 3-6-09